TOWER ONE WIRELESS CORP.
600 – 535 Howe Street
Vancouver, B.C., V6C 2Z4

TOWER ONE ANNOUNCES ADOPTION OF ADVANCE NOTICE POLICY

February 7, 2020 - VANCOUVER, BC, CANADA – TOWER ONE WIRELESS CORP. (CSE:TO)(OTCQB: TOWTF)(Frankfurt: 1P3N) (“Tower One” or the “Company”) announces that its board of directors has adopted a policy requiring advance notice of the nomination of directors in certain circumstances (the “Advance Notice Policy”).  The Advance Notice Policy is effective immediately and will apply to the Company’s next annual general meeting of shareholders (the “Meeting”). At the Meeting, shareholders will be asked to ratify the adoption of the Advance Notice Policy and, if such approval is not obtained, the Advance Notice Policy will have no effect after the Meeting.

The Advance Notice Policy is designed to further the Company’s commitment to: (i) facilitating an orderly and efficient process for annual general meetings or, where the need arises, special meetings; (ii) ensuring that all shareholders receive adequate notice of director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The Advance Notice Policy contains a provision requiring advance notice to the Company in certain circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company. The Advance Notice Policy establishes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company.  No person will be eligible for election as a director of the Company unless nominated in accordance with the Advance Notice Policy.

In the case of an annual general meeting of shareholders, notice to the Company must be given not less than 30 days and not more than 65 days prior to the date of the annual general meeting; provided, however, that, in the event that an annual general meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual general meeting was made, notice to the Company may be given not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice to the Company must be given not later than the close of business on the 15th day after the date on which the first public announcement of the special meeting was made.

The full text of the Advance Notice Policy is available on the Company’s profile at www.sedar.com.

About Tower One Wireless Corp.

Tower One’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure (“Towers”) in Latin America. The Company leases space on its Towers to mobile network operators. The Company is focused on the build to suit Tower industry whereby a long-term lease is secured with a tenant prior to building a Tower.  The Company operates in the three largest Spanish speaking countries in Latin America (Argentina, Colombia and Mexico) with a combined population of approximately 220 million people.

ON BEHALF OF THE BOARD

"ALEJANDRO OCHOA"

Pres, Chief Executive Officer,
Chief Executive Officer and Director

Contact Information

Tower One Wireless Corp.
Corporate Communications
USA   +1 (917) 546-3016
E-mail: info@toweronewireless.com
Website: www.toweronewireless.com

The Canadian Securities Exchange has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

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